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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ITERIS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	95-2588496 (I.R.S. Employer Identification No.)
1515 South Manchester Avenue, Anaheim, California 92802 (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.10 par value
(including associated preferred stock purchase rights)	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:                        (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)
(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

        This registration statement relates to the registration with the Securities and Exchange Commission of shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Iteris, Inc., a Delaware corporation (the "Registrant"). As of December 1, 2004, the Registrant had authorized 50,000,000 shares of Common Stock, of which 28,234,856 shares were issued and outstanding, and 2,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which no shares were issued and outstanding. The Registrant is authorized to issue the Preferred Stock from time to time, in one or more classes or series, with such designation, rights and preferences, as may be determined by the Board of Directors.

        Holders of the Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. With respect to the election of directors, subject to certain conditions, holders of the Common Stock may cumulate their votes. Subject to limitations under applicable law and preferences that may apply to any outstanding shares of preferred stock, holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of the Registrant's liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for any preferred stock having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to Common Stock.

        On April 24, 1998, the Board of Directors of the Registrant declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on May 11, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Registrant one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share, of the Registrant at a price of $75.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated May 10, 2004 (the "Rights Agreement") between the Registrant and U.S. Stock Transfer Corporation, as rights agent.

        Until the earlier to occur of (i) the close of business on the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of the lesser of (A) 15% or more of the outstanding Common Stock or (B) 15% of the total voting power of the Common Stock (subject to certain exceptions, such person or group shall be an "Acquiring Person") or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 10, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Registrant, in each case as described below.

        The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Units of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Units of Series A Preferred Stock at a price, or securities convertible into Units of Series A Preferred Stock with a conversion price, less than the then current market price of the Units of Series A Preferred Stock or (iii) upon the distribution to holders of the Units of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Units of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of Units of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        Units of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each Unit of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Units of Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each Unit of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

        In the event that, after the Rights become exercisable, the Registrant is acquired in a merger or other business combination transaction with an Acquiring Person, or an affiliate thereof, of 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Rights. In the event that, subject to certain exceptions, any person or group of affiliated or associated persons becomes the beneficial owner of the lesser of (a) 15% or more of the outstanding shares of Common Stock or (b) 15% of the total voting power of the Common Stock, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock or Units of Series A Preferred Stock (or cash, other securities or property) having a market value of two times the exercise price of the Rights.

        At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of the lesser of (a) 15% or more of the outstanding shares of Common Stock or (b) 15% of the total voting power of the Common Stock, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Unit of Series A Preferred Stock (subject to adjustment) which shall equal, subject to adjustment to reflect stock splits, stock dividends and similar transactions occurring after the date hereof, that number obtained by dividing the Purchase Price by the then current per share market price per Unit of Series A Preferred Stock on the earlier of (i) the date on which any person becomes an Acquiring Person and (ii) the date on which a tender or exchange offer is announced by any person, if upon consummation thereof such person would be the Beneficial Owner of the lesser of (a) 15% or more of the shares of the Common Stock or (b) 15% of the total voting power of the Common Stock, then outstanding.

        At any time on prior to the Distribution Date, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeem able under other circumstances as specified in the Rights Agreement.

        The terms of the Rights may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights, except that from and after a Distribution Date no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Registrant at the Redemption Price prior to the occurrence of a Distribution Date.

Item 2. Exhibits.

        The following exhibits are filed as a part of this registration statement:

Exhibit Number	Description	Where Located
3.1	Amended and Restated Certificate of Incorporation of the Registrant	Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K as filed with the SEC on October 28, 2004
3.2	Bylaws of Registrant, as amended	Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Reg. No. 033-67932) as filed with the SEC on July 6, 1993
3.3	Certificates of Amendment to Bylaws of Registrant dated April 24, 1998 and August 10, 2001	Incorporated by reference to Exhibit 3.4 to the Registrant's Annual Report on Form 10-K/A for the year ended March 31, 2003 as filed with the SEC on July 29, 2003
3.4	Certificate of Amendment to Bylaws of Registrant dated September 9, 2004	Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed with the SEC on November 15, 2004
4.1	Specimen of Common Stock Certificate	Filed herewith
4.2	Amended and Restated Rights Agreement, dated as of May 10, 2004, by and between the Registrant and U.S. Stock Transfer Corporation, including the exhibits thereto	Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form 8-A/A as filed with the SEC on June 18, 2004

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: December 8, 2004	ITERIS, INC.
	By:	/s/ JAMES S. MIELE James S. Miele Chief Financial Officer and Secretary

Exhibit Index

Exhibit Number	Description	Where Located
3.1	Amended and Restated Certificate of Incorporation of the Registrant	Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K as filed with the SEC on October 28, 2004
3.2	Bylaws of Registrant, as amended	Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Reg. No. 033-67932) as filed with the SEC on July 6, 1993
3.3	Certificates of Amendment to Bylaws of Registrant dated April 24, 1998 and August 10, 2001	Incorporated by reference to Exhibit 3.4 to the Registrant's Annual Report on Form 10-K/A for the year ended March 31, 2003 as filed with the SEC on July 29, 2003
3.4	Certificate of Amendment to Bylaws of Registrant dated September 9, 2004	Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed with the SEC on November 15, 2004
4.1	Specimen of Common Stock Certificate	Filed herewith
4.2	Amended and Restated Rights Agreement, dated as of May 10, 2004, by and between the Registrant and U.S. Stock Transfer Corporation, including the exhibits thereto	Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form 8-A/A as filed with the SEC on June 18, 2004

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